Exhibit 99.3

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on Friday, September 30, 2022

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nomineess listed on the reverse, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Informaiton Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 48 hours prior to the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com	• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.
1-866-732-VOTE (8683) Toll Free	• Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

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Appointment of Proxyholder
I/We being holder(s) of securities of Silvercorp Metals Inc. (the “Company”) hereby appoint: Rui Feng, or failing this person, Paul Simpson, or failing this person, David Kong (the “Management Nominees”)	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held in the meeting room at Oceanic Plaza, Suite 1750 - 1066 W. Hastings Street, Vancouver, British Columbia V6E 3X1 on Friday, September 30, 2022 at 9:00 am (Vancouver time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against

1. Number of Directors							☐	☐
To Set the Number of Directors at six (6).

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Dr. Rui Feng	☐	☐	02. Paul Simpson	☐	☐	03. David Kong	☐	☐

04. Yikang Liu	☐	☐	05. Marina Katusa	☐	☐	06. Ken Robertson	☐	☐

							For	Withhold

3. Appointment of Auditors							☐	☐
To re-appoint Deloitte LLP, Independent Registered Public Accounting Firm, as Auditor of the Company for the ensuing year, and to authorize the Directors to fix the Auditor’s remuneration.

4. Re-Approval of Share-Based Compensation Plan							☐	☐
To consider, and if deemed appropriate, to pass with or without variation, an ordinary resolution re-approving the Company’s share-based compensation plan (the “Omnibus Plan”), and all unallocated Awards thereunder, approved by the Company’s board of directors on August 15, 2022. The full text of such ordinary resolution is set out in the accompanying management information circular.

Signature of Proxyholder	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints Management Nominees, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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